[redacted]

UNIT
SECURITIES AND E
Washington, D.C. 20549

09040502

SEC
Mail Processing
Section

MAR 25 2009

Washington, DC
105

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2008 (MM/DD/YY) AND ENDING January 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bates Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8437 Northern Avenue
(No. and Street)

Rockford	IL	61107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George E. Bates — 815/399-2137 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Co.
(Name – *if individual, state last, first, middle name*)

1415 East State Street, Ste 608	Rockford	IL	61104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George E. Bates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bates Securities, Inc., as of January 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
BARBARA K. O'NEILL
Notary Public, State of Illinois
My Commission Expires 08/27/11

George E. Bates
Signature

President
Title

Barbara K. O'Neill
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

We have audited the accompanying statements of financial condition of Bates Securities, Inc. as of January 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bates Securities, Inc. as of January 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Co.

Rockford, Illinois
February 20, 2009

BATES SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
January 31, 2009 and 2008

ASSETS

	2009	2008
CURRENT:		
Cash and cash equivalents	$ 2 665	$ 2 391
Commissions receivable	7 815	13 858
Marketable securities, at market	37 433	56 421
Due from affiliates	10 779	10 644
Payroll tax overpayment	-	4 448
TOTAL ASSETS	58 692	87 762

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
CURRENT LIABILITIES:		
Accrued expenses:		
Salaries and commissions	$ 5 239	$ 6 968
Payroll taxes	833	-
Profit sharing (Note 4)	4 534	6 208
Income tax payable	-	1 529
TOTAL LIABILITIES	10 606	14 705
STOCKHOLDER'S EQUITY (Note 2)		
Common stock, no par value, 1,000 shares authorized, 360 shares issued and outstanding	3 600	3 600
Additional paid-in capital	18 100	18 100
Retained earnings	26 386	51 357
TOTAL STOCKHOLDER'S EQUITY	48 086	73 057
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 58 692	$ 87 762

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF INCOME (LOSS)
for the years ended January 31, 2009 and 2008

	2009	2008
REVENUE:		
Commissions	$1 675 921	$2 171 788
Investment income	334	343
Income on investment: Unrealized gain/(loss)	(19 143)	4 371
	1 657 112	2 176 502
EXPENSES:		
Salaries and commissions	442 481	624 495
Fees and reimbursement of expenses to affiliates (Note 3)	1 199 365	1 543 207
Insurance	5 181	925
Payroll taxes	7 107	9 972
Bank charges	389	181
Professional fees	3 763	5 186
Profit-sharing (Note 4)	4 534	6 208
Regulatory fees	21 077	20 696
	1 683 897	2 210 870
Operating loss	(26 785)	(34 368)
OTHER INCOME:		
Member Regulation Consolidation	-	35 000
Income (loss) before income taxes	(26 785)	632
INCOME TAX BENEFIT	1 814	-
NET INCOME (LOSS)	$ (24 971)	$ 632

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended January 31, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 31, 2007	$ 3 600	$ 18 100	$ 50 725	$ 72 425
Net income	-	-	632	632
Balance, January 31, 2008	3 600	18 100	51 357	73 057
Net loss	-	-	(24 971)	(24 971)
Balance, January 31, 2009	$ 3 600	$ 18 100	$ 26 386	$ 48 086

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF CASH FLOWS
for the years ended January 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (24 971)	$ 632
Adjustments to reconcile net income to net cash provided by operating activities:		
Commissions receivable	6 043	2 337
Marketable securities	18 988	(4 497)
Due to/from affiliates	(135)	(793)
Accrued expenses	(2 570)	3 819
Income taxes	(1 529)	(298)
Payroll tax overpayment	4 448	(4 448)
Total adjustments	25 245	(3 880)
NET INCREASE (DECREASE) IN CASH	274	(3 248)
CASH AND CASH EQUIVALENTS, beginning of year	2 391	5 639
CASH AND CASH EQUIVALENTS, end of year	$ 2 665	$ 2 391

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

__Operations__

The Company operates as a broker in registered securities and other investments. The Company introduces and forwards, as a broker, all security transactions and accounts to First Clearing, LLC and Southwest Securities, Inc., or other qualified investment companies, which carry such accounts on a fully disclosed basis. Commissions receivable consist of amounts due from First Clearing, LLC and Southwest Securities, Inc., and other companies for whom the Company has sold annuities or mutual funds.

__Use of estimates__

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

__Depreciation__

Depreciation of furniture and fixtures are calculated using the straight-line method over the estimated useful lives of the related asset. Maintenance and repairs are charged to expense when incurred and renewals and betterments are capitalized. The gain or loss on assets sold or retired is included in income.

__Deferred income taxes__

Deferred income taxes result from timing differences created by the use of the accrual method for financial reporting purposes and the cash basis for income tax purposes. Deferred income taxes have been offset by a net operating loss carryforward (Note 5) and will be reinstated once the net operating loss carryforward has been utilized.

__Recognition of Revenue__

All securities and annuity transactions and related revenue and expenses are generally recorded on a trade-date basis.

__Cash equivalents__

All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 and that the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. Net capital as of January 31, 2009 and 2008, was $33,106 and $53,477, respectively, and aggregate indebtedness was $10,606 and $14,705, respectively. The ratio of aggregate indebtedness to net capital at January 31, 2009 and 2008, was .32 to 1 and .30 to 1, respectively.

NOTE 3 - FEES AND REIMBURSEMENT OF EXPENSES TO AFFILIATES

The Company has an operating agreement with an affiliated company. The agreement provides for the affiliated company to pay a substantial portion of Bates Securities, Inc.'s operating expenses in exchange for a fee equal to 99 percent of revenue received after commissions and certain other expenses are paid. This fee (which includes an additional $10,000 and $50,000 fee for compliance services in 2009 and 2008) totaled $1,199,365 and $1,543,207 for the years ended January 31, 2009 and 2008, respectively, and is included on the statement of income under the caption, fees and reimbursement of expenses to affiliates.

NOTE 4 - PROFIT SHARING PLAN

The Company has a profit sharing plan which covers all employees who meet the plan's eligibility requirements.

A feature of the profit sharing plan allows employees of the Company to participate in a salary reduction savings plan whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. Electing employee deferrals are eligible for a discretionary company matching contribution.

Profit sharing expense was $4,534 and $6,208 for the years ended January 31, 2009 and 2008, respectively.

NOTE 5 - NET OPERATING LOSS CARRYFORWARD

At January 31, 2009, the Company has a net operating loss carryforward of approximately $27,900 available to offset future taxable income. The carryforward expires in 2027 ($6,900) and 2029 ($21,000).

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants on
Supplementary Information Required by Rule 17a-5
of the Securities and Exchange Commission

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

We have audited the accompanying financial statements of Bates Securities, Inc. as of and for the years ended January 31, 2009 and 2008, and have issued our report thereon dated February 20, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinberg & Co.

Weinberg & Co.

Rockford, Illinois
February 20, 2009

BATES SECURITIES, INC.

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2009

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 48 086
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	48 086
Deduct non-allowable assets,	
Due from affiliates	(10 779)
Net capital before haircuts on securities position	37 307
Deduct haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f) other securities)	(4 201)
NET CAPITAL	$ 33 106

BATES SECURITIES, INC.

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2009

COMPUTATION OF BASIC NET REQUIREMENT

Net capital requirement	$ 5 000
Excess net capital	$ 28 106
Excess net capital at 1000% (net cap-10% of AI)	$ 32 045

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities	$ 10 606
Percentage of aggregate indebtedness to net capital	32.04%

BATES SECURITIES, INC.

SUMMARY OF AUDIT ADJUSTMENTS
TO COMPUTATION OF NET CAPITAL REQUIREMENT
January 31, 2009

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (unaudited)	$ 31 292
Audit adjustment:	
Income tax benefit	1 814
Net capital as currently reported on Schedule I	$ 33 106

BATES SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
REQUIRED BY RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2009

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis either directly with mutual fund or insurance companies the Company has proper selling agreements with, or with David A. Noyes & Company or Southwest Securities, Inc., and promptly transmits all customer funds and securities to either each mutual fund or insurance companies the Company has proper selling agreements with or with David A. Noyes & Company or Southwest Securities, Inc. which carry all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

BATES SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS REQUIRED BY RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION January 31, 2009

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis either directly with mutual fund or insurance companies the Company has proper selling agreements with, or with David A. Noyes & Company or Southwest Securities, Inc., and promptly transmits all customer funds and securities to either each mutual fund or insurance companies the Company has proper selling agreements with or with David A. Noyes & Company or Southwest Securities, Inc. which carry all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

In planning and performing our audit of the financial statements of Bates Securities, Inc. for the year ended January 31, 2009, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by Bates Securities, Inc. in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The management of the Company has indicated that the Company was in compliance with the exemptive provisions of Rule 15c3-3 and no facts came to our attention indicating that the exemptive provisions have not been complied with during the year ended January 31, 2008. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1923 and should not be used for any other purpose.

Weinberg + Co.

Rockford, Illinois
February 20, 2009

BATES SECURITIES, INC.

ANNUAL AUDITED REPORT
For the Years Ended
January 31, 2009 and 2008

INDEX